SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CNPJ/MF nº 43.776.517/0001-80

 NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that the Sanitation and Energy Regulatory Agency of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo) disclosed Resolutions nº 985 and nº 991.

Resolutions nº 985 suspends, on an exceptional and transitory basis, from May to December 2020, the payment of the TRCF - Regulation, Control and Inspection Fee, paid by Sabesp. During this period, Sabesp's transfer to ARSESP will decrease from 0.50% to 0.25% of annual revenues. The postponed transfers will be monetarily adjusted and paid in 24 equal monthly installments starting in January 2021.

Resolution nº 991 provides for the suspension of the implementation of the Four-year Research and Technological Development Program for Innovation in Sanitation Services scheduled for May 2020, according to Resolution 920/2019, for May 2021. The value of the Authorized Amount of financial resources for the year 2020 (Cycle 2017-2020), inflation-adjusted by the accumulated IPCA of 2020, will integrate the calculation of the Authorized Amount to be invested in the years 2021 and 2022.

The above-mentioned documents are available on the Sabesp website, in the Investor Relations area, attached to this Notice.

São Paulo, April 17, 2020.

Rui de Britto Álvares Affonso
Economic-Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 17, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.